[redacted]

10028446

BB 3/6 *

U

SECURITIES A

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-66420

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/6

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of Palafox Trading LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Palafox Trading LLC (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2010

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash and cash equivalents	$	75,164
Securities purchased under agreement to resell		2,035,649
Receivable from clearing organizations		15,190
Receivable from affiliate		16,939
Other assets		185
Total assets	$	2,143,127

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreement to repurchase	$	2,034,831
Payable to affiliate		180
Payable to clearing organizations		3,839
Other liabilities		213
Total liabilities		2,039,063
Member's capital		104,064
Total liabilities and member's capital	$	2,143,127

See notes to statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009
(Expressed in U.S. dollars)

(1) Organization:

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the Financial Industry Regulatory Authority ("FINRA"), a clearing member of the Fixed Income Clearing Corporation ("FICC"), and a member of Euronext Paris, NYSE Euronext LIFFE and Euronext LIFFE.

Citadel Equity Fund Ltd. ("CEFL") is the sole member of the Company. Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), through its holding company, KGSF Offshore Holdings Ltd. ("KGOH"), and Citadel Wellington LLC ("Wellington") are the shareholders and ultimate beneficiaries of CEFL.

Effective January 1, 2009, Citadel Advisors LLC ("CALC") became the portfolio manager of Kensington, KGOH and CEFL and the manager of Wellington and is responsible for managing all investment activities for the Company and CEFL. CALC has claimed an exemption from registration as a "commodity pool operator" with the U.S. Commodity Futures Trading Commission ("CFTC") with respect to the Company pursuant to CFTC Rule 4.13(a)(4). Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CALC, provides administrative and investment-related services to the Company. Omnium LLC, formerly known as Citadel Solutions LLC ("Omnium"), an affiliate of CIG, is responsible for providing certain administrative services to the Company.

(2) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statements of financial condition as cash and funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at a major U.S. financial institution.

Interest Income and Expense

Interest income (expense) is recognized on the accrual basis.

(2) Summary of Significant Accounting Policies, Continued:

Foreign Currency Transactions

The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation as determined by CALC.

Repurchase and Reverse Repurchase Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements"). Repurchase and reverse repurchase agreements are short-term in nature, and are recorded at contract value, plus accrued interest, on the statement of financial condition. The Company records the net repurchase or reverse repurchase agreement position by counterparty on the statement of financial condition if the right of offset exists. As of December 31, 2009, the Company's assets and liabilities were netted by $4,700,716,193. Repurchase agreements and reverse repurchase agreements are collateralized primarily through pledging or receipt of securities. CALC monitors collateral fair value on a daily basis relative to the contract value, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure sufficient collateral. Interest income or expense on reverse repurchase agreements and repurchase agreements is recognized over the term of the relevant agreement.

The Company is a netting member of the Government Securities Division of the FICC, an industry clearing house for reverse repurchase and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

During the year, the Company had reverse repurchase agreements and repurchase agreements with affiliates and non-affiliates. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2009, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $6,641,389,180. At December 31, 2009, the Company also had repurchase agreements with collateral posted having a fair value of $6,641,389,180.

Valuation of Financial Instruments

The Company measures and reports investments in money market funds ("Financial Instruments") at fair value, as determined by CALC. Financial Instruments are generally characterized by the

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

geographies/time zone(s) of trading. The fair value determined by CALC is based on available information and represents CALC's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CALC. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CALC may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CALC believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

Financial Instruments are valued by CALC taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities, brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CALC may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other financial instruments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy.

Other Financial Instruments

CALC estimates the aggregate fair value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) Income Taxes:

The Company has elected under Internal Revenue Code Regulation Section 301.7701-3(c) to be disregarded as a separate entity for federal income tax purposes. As a disregarded entity, the Company is not subject to federal or state income tax directly.

Dividends as well as certain interest and other income received by the Company from sources within the U.S. may be subject to, and reflected net of, U.S. withholding tax at the rate of 30%. Interest, dividend and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

In July 2006, the Financial Accounting Standards Board ("FASB") issued accounting guidance related to income taxes which provides direction for how uncertain tax positions should be recognized, measured, presented, and disclosed. The Company adopted the accounting guidance on January 1, 2009. Under this guidance, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the

(Expressed in U.S. dollars)

(3) Income Taxes, Continued:

position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon settlement.

The Company has determined that no cumulative adjustment was required to be recognized upon adoption of the accounting guidance. For the year ended December 31, 2009, no interest or penalties have been accrued. CALC's conclusions regarding the accounting standard may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance from the FASB, and ongoing analyses of tax laws, regulations and interpretations thereof.

CEFL was wholly-owned by Citadel Holdings Ltd. ("CTHL") for the period January 1, 2009 through December 31, 2009. The Company will be included in CTHL's U.S. federal income tax return for the period it was owned by CEFL. CTHL's filed U.S. federal income tax returns are no longer subject to tax exam for years prior to 2006.

(4) Fair Value Disclosures:

The following fair value hierarchy table present information about the Company's assets measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 70,000,000	$ —	$ —	$ 70,000,000
Total assets at fair value	$ 70,000,000	$ —	$ —	$ 70,000,000

(5) Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG for direct and allocable administrative, general and operating expenses paid by CIG, on behalf of the Company. As of December 31, 2009, the Company had a payable to CIG of $179,528 which is included in payable to affiliate on the statement of financial condition.

The Company made payments for certain administrative services provided by Omnium. As of December 31, 2009, there was no outstanding payable to Omnium.

As of December 31, 2009, the Company had net repurchase and reverse repurchase agreements with CEFL with a contract value of $1,119,155,562 and $474,758,582, respectively, as well as associated

(Expressed in U.S. dollars)

(5) Transactions with Related Parties, Continued:

interest accruals of $198,750 and $120,606, respectively. The Company pledged net securities collateral with a fair value of $1,109,144,544 and received net securities collateral with a fair value of $468,628,484 with regard to these transactions.

As of December 31, 2009, the Company provided cash collateral of $18,700,000 to CEFL related to repurchase and reverse repurchase agreements and collected cash collateral of $5,600,000 from CEFL, which the Company pledged to FICC to meet clearing fund requirements which are based on CEFL's trading activity. Further, the Company has a receivable from CEFL equal to $3,838,945 related to the clearing of to-be-announced mortgage backed securities at FICC. The net amount is included in receivable from affiliate on the statement of financial condition.

As of December 31, 2009, the Company had a payable to CEFL equal to $24,981 related to fails charges which is included in other liabilities on the statement of financial condition.

(6) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and liquidity risk.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments and the Company's securities underlying repurchase and reverse repurchase agreements. Categories of market risk include exposures to equity prices, interest rates, and commodity prices. A description of each market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

(Expressed in U.S. dollars)

(6) Risk Management, Continued:

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with CEFL.

The cash balance held at a major U.S. financial institution, which typically exceeds Federal Deposit Insurance Corporation coverage, also subject the Company to a concentration of credit risk. CALC attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

Other Risks

The Company provides guarantees to a securities clearinghouse (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of loss from these arrangements to be remote.

(7) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2009, net capital was $102,234,847 in excess of the required minimum net capital.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2009.

(Expressed in U.S. dollars)

(7) Regulatory Requirements, Continued:

Additionally, the Company is subject to minimum equity requirements and minimum excess net capital requirements of the FICC. The Company is required to maintain minimum equity of $50,000,000 and minimum excess net capital of $10,000,000. At December 31, 2009, equity was $54,063,556 in excess and net capital was $92,234,847 in excess of the required minimums.

(8) Subsequent Events:

On December 31, 2009, the Company adopted the FASB amendments to general standards on accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Company's statement of financial condition. The Company has performed an evaluation of subsequent events through February 22, 2010, which is the date the statement of financial condition was available to be issued.

On January 1, 2010, the Company began computing the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3) as the Company's affiliated customer no longer maintains subordination of claims agreement. As a result the Company will segregate funds on weekly basis in a customer reserve bank account in accordance with Rule 15c3-3.

CITADEL

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-66420)

Statement of Financial Condition
as of December 31, 2009
and Independent Auditors' Report

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

Statement of Financial Condition
as of December 31, 2009
and Independent Auditors' Report

Claim for Exemption from the Registration
Requirements of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission (the "CFTC") has been filed
by the Commodity Pool Operator of Palafox Trading LLC
on the basis of CFTC Rule 4.13(a)(4)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT